08027784

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13846

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: Woodbury Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Bielenberg Drive
(No. and Street)

Woodbury (City) MN (State) 55125 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Fergesen 651-738-5058
(Area Code - Telephone No.)

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

400 One Financial Plaza, 120 S 6th St., Minneapolis (Address) (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
FEB 2 9 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

AFFIRMATION

I, Richard D. Fergesen, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Woodbury Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2007, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Richard D. Fergesen
Senior Vice President and Chief Financial Officer

Subscribed to before me this day of February 27, 2008.

Notary Public

VICKI L. KOLASA
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

Woodbury Financial Services, Inc.

Financial Statements as of and for the Year Ended December 31, 2007, Supplemental Schedule as of December 31, 2007, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

WOODBURY FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3).*

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Woodbury Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Woodbury Financial Services, Inc. (the "Company") as of December 31, 2007, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Woodbury Financial Services, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g and h) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2008

WOODBURY FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$ 45,102,510
RECEIVABLES:	
Affiliated companies	11,333,361
Unaffiliated companies	5,912,356
Total receivables	17,245,717
INVESTMENT IN MUTUAL FUNDS — At fair value	30,739,200
DEFERRED TAX ASSETS — Due from affiliate	95,562,037
GOODWILL	9,698,545
INTANGIBLE ASSETS	724,770
OTHER ASSETS	7,574,448
TOTAL	$ 206,647,227

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable:	
Customers	$ 92,890
Affiliated companies	3,938,759
Total accounts payable	4,031,649
Accrued expenses	8,180,895
Accrued commissions	14,800,710
Agent deferred compensation and commissions	29,000,517
Income tax payable to affiliate	597,890
Other liabilities	3,712,076
Total liabilities	60,323,737
STOCKHOLDER'S EQUITY:	
Common Stock, par value $1 per share — authorized, 50,000	25,000
Additional paid-in capital	398,567,658
Accumulated deficit	(252,269,168)
Total stockholder's equity	146,323,490
TOTAL	$ 206,647,227

See notes to financial statements.

WOODBURY FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Product revenue:	
Sales commissions and dealer concessions	$ 193,221,728
Trail commissions	44,351,642
Marketing allowances	9,343,960
Advisory fees	13,939,782
Other product revenue	3,024,063
Total Product Revenue	263,881,175
Other revenue:	
Investment income	2,457,879
Net gains on investments	3,871,211
Total Other Revenue	6,329,090
Total Revenues	270,210,265
EXPENSES:	
Representative commissions	219,239,693
Employee compensation and benefits	29,841,580
Sales promotion and awards	6,300,896
Facilities and equipment	2,037,916
Shared services	4,040,816
Other general and administrative	8,749,364
Total Expenses	270,210,265
INCOME BEFORE INCOME TAXES	-
INCOME TAX EXPENSE	191,701
NET LOSS	$ (191,701)

See notes to financial statements.

WOODBURY FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (191,701)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Net gains on investments	(3,871,211)
Amortization expense	134,575
Decrease in deferred tax assets due from affiliate	7,316,991
Changes in operating assets and liabilities:	
Increase in affiliated company receivables	(2,397,627)
Increase in unaffiliated company receivables	(2,434,635)
Increase in other assets	(1,862,917)
Decrease in customer payables	(26,327)
Increase in affiliated company payables	682,092
Increase in accrued expenses	461,345
Increase in accrued commissions	2,369,167
Increase in agent deferred compensation and commissions	10,311,312
Decrease in income tax payable to affiliate	(1,057,980)
Increase in other liabilities	1,595,094
Net cash provided by operating activities	11,028,178
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of Diversified Financial Concepts	(10,586,977)
Purchases of mutual funds	(12,000,780)
Proceeds from sale of mutual funds	6,039,556
Net cash used in investing activities	(16,548,201)
CASH FLOWS FROM FINANCING ACTIVITIES —	
Capital contribution from affiliated company	2,500,000
Net decrease in cash and equivalents	(3,020,023)
CASH AND EQUIVALENTS — Beginning of year	48,122,533
CASH AND EQUIVALENTS — End of year	$ 45,102,510
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION —	
Income taxes received from affiliate — net of payments made	$ 6,067,311

See notes to financial statements.

WOODBURY FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE — December 31, 2006	$ 25,000	$ 396,067,658	$ (252,077,467)	$ 144,015,191
Capital contribution from affiliated company		2,500,000		2,500,000
Net loss			(191,701)	(191,701)
BALANCE — December 31, 2007	$ 25,000	$ 398,567,658	$ (252,269,168)	$ 146,323,490

See notes to financial statements.

1. NATURE OF OPERATIONS

Woodbury Financial Services, Inc. ("WFS" or the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a registered investment adviser under the Investment Adviser Act of 1940 which distributes, principally, shares of affiliated and unaffiliated mutual funds, variable life, variable annuity products, general securities, fixed life insurance products, and investment advice. The Company is a wholly owned subsidiary of Hartford Life and Accident Insurance Company (HLA or "Parent"). HLA is ultimately a wholly owned subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates made by management include those used to accrue for commissions receivable and payable, and the valuation of intangible assets.

Revenue and Expense Recognition — Commission income and expense on customer purchases of mutual funds shares, annuities, life insurance products, and other securities are recorded on a trade-date basis.

Cash and Cash Equivalents — Cash and cash equivalents are defined as cash in banks and liquid investments with original maturities of three months or less. Cost approximates the market value of cash equivalents.

Investments in Mutual Funds — Mutual fund investments with a cost of $26,506,228 are carried at market value. The market value of investments in mutual funds is determined based on the quoted value of these funds in established markets. Changes in the market value of mutual funds are recorded in the results of operations.

Goodwill — Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets acquired. At December 31, 2007, goodwill consisted of $9,698,545 related to the acquisition discussed in Note 3. Goodwill is not amortized, but the Company performs impairment tests annually and whenever events or circumstances occur indicating that goodwill might be impaired.

Income Taxes — The Company is included in the U.S. federal income tax return filed by The Hartford. The Company will remit to (receive from) The Hartford an income tax provision (benefit) computed as if the Company filed a separate federal income tax return in accordance with the formal tax-sharing agreement between The Hartford and its subsidiaries.

The Company accounts for income taxes using the asset and liability method of accounting for income taxed under Financial Accounting Standards Board (FASB) Statement No. 109, *Accounting for Income Taxes*. Under this statement, deferred income tax assets and liabilities are established for the 'temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations.

The FASB issued Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109*, dated June 2006. The interpretation requires public companies to recognize the tax benefits of uncertain tax positions only where the position is "more likely than not" to be sustained assuming examination by tax authorities. The Parent adopted FIN No. 48 on January 1, 2007. The adoption had no effect on the Company's financial condition, results of operations, or cash flows.

New Accounting Pronouncements — In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurements*. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. FASB Statement No. 157 is effective for the Company's financial statements with fiscal years beginning after November 15, 2007. As of December 31, 2007, the Company does not believe the adoption of FASB Statement No. 157 will impact the amounts reported in the financial statements; however, additional disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in the statements of operations for a fiscal period.

In February 2007, the FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115*. The objective of FASB Statement No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported net income caused by measuring related assets and liabilities differently. This statement permits entities to choose, at specified election dates, to measure eligible items at fair value. FASB Statement No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, although early adoption is permitted under certain conditions. Companies shall report the effect of the first remeasurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings. On January 1, 2008, the Company did not elect to apply the provisions of FASB Statement No. 159 to financial assets and liabilities.

In December 2007, FASB issued FASB 141R, *Business Combinations*. The objective of this standard is to improve the relevance, representational faithfulness and comparability of the information provided in financial reports about a business combination and its effects. The standard establishes principles and disclosure requirements in recognizing and measuring identifiable assets, assumed liabilities, goodwill and acquired controlling interests. FASB Statement No. 141R is effective for transactions executed on or after the first annual reporting period, beginning on or after December 15, 2008 and early adoption is not permitted. Beginning January 1, 2009, the Company will apply the provisions of FASB 141R to all acquisitions completed.

3. ACQUISITION OF DIVERSIFIED FINANCIAL CONCEPTS

On February 28, 2007, the Company purchased all the assets of Diversified Financial Concepts Inc. (DFC), an Arizona based investment and insurance products marketing firm for a total purchase price of $10,586,977, including direct acquisition costs. The Company received a $2,500,000 capital contribution from The Hartford in order to help fund the acquisition.

The acquisition allowed the Company to maintain its long standing relationship and product placement with DFC registered representatives and principals. The purchase price was determined using a discounted cash flow model allowing for anticipated growth and normal lapse rates. The Company purchased the net assets of DFC and recorded intangible assets for the value of non-compete agreements and the in-force business at the time of acquisition. The balance of the purchase price in excess of the acquired assets resulted in the recognition of a goodwill asset.

The preliminary allocation of the purchase price to the assets and liabilities assumed based on the fair value was as follows:

Other Assets	$ 71,379
Deferred tax asset	22,772
Accrued liability	(65,064)
Other intangibles	859,345
Goodwill	9,698,545
	$ 10,586,977

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes. The amortizable assets have a useful lives ranging from seven to ten years.

Pro-forma results are not presented as this acquisition is not considered material to the Company's financial statements.

Any adjustments to this allocation will be completed within one year of the acquisition date in accordance with FASB Statement No.141, *Business Combinations*.

4. INTANGIBLE ASSETS

The Company acquired DFC as described in Note 3 on February 28, 2007. The Company had goodwill assets on December 31, 2007 and 2006, of $9,698,545 and zero, respectively. The following table shows the Company's acquired intangible assets that are subject to amortization expense. Except for goodwill, the Company has no intangible assets with indefinite useful lives.

		2007	
	Weighted-Average Amortization Period	Gross Carrying Amount	Accumulated Net Amortization
Other acquired intangibles	8.3	$ 859,345	$ 134,575

Amortization expense for the year ended December 31, 2007 was $134,575. Estimated future amortization expense for the succeeding five years is as follows:

Years Ending December 31	
2008	$ 143,602
2009	125,650
2010	111,224
2011	99,631
2012	90,316

5. RELATED-PARTY TRANSACTIONS

The Company incurs significant costs associated with its distribution of mutual funds, annuities, and life insurance products manufactured by affiliated life insurance and mutual fund companies as described in Note 1. Certain revenues generated by these insurance and investment products, such as asset management and other policy, contract, and account fees, generally accrue to the affiliated product manufacturers. Because of the results of operations arising from this relationship, The Hartford Life and Annuity provides to the Company additional revenues to achieve break-even results on a pretax basis. Such additional revenues were approximately $5,512,000 in 2007 and are included in marketing allowances on the statement of operations. Revenues from the sales of all affiliated products totaled approximately $123,498,000 in 2007.

The Company reimburses HLA for operating expenses paid by them on its behalf and various allocated costs, which include payroll, pension, and overhead costs. The Company reimbursed HLA approximately $43,678,000 for these costs in 2007. Included in the reimbursement to HLA, the Company was allocated costs of approximately $4,041,000, which relate to shared services, such as human resources, building services, legal and compliance expenses. The results of operations of the Company are not necessarily indicative of the results that might occur if the Company were operating independently.

As of December 31, 2007, the Company had receivables due from the following entities:

Union Security Insurance Company (USIC)	$ 124,432
Hartford Investment Financial Services, LLC (HIFSCO)	890,294
Hartford Life and Annuity (IHLAI)	10,318,635
	$ 11,333,361

As of December 31, 2007, the Company had payables due to the following entities:

Hartford Life and Accident (HLA)	$ 3,934,436
Hartford Securities Distribution Company (HSDST)	4,323
	$ 3,938,759

In addition, $597,890 related to current income taxes is due to The Hartford and $95,562,037 is due from The Hartford related to a deferred tax asset at December 31, 2007 (see Note 9).

6. BENEFIT PLANS

Employees of the Company are included in The Hartford's noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last 10 years of employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the maximum amount that can be deducted for U.S. federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates of The Hartford.

The Hartford provides certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap, which limits average company contributions.

Employees of the Company are eligible to participate in The Hartford's Investment and Savings Plan, which is a defined contribution savings plan operated in accordance with Section 401 of the Internal Revenue Code. Under this plan, contributions, which may be invested in Class A common stock of The Hartford and certain other investments, are matched to a limit of 3% of compensation. The cost allocated to the Company for pension-related expenses, health care and life insurance benefits, and contributions to The Hartford's Investment and Savings Plan, along with other employee benefits, which include unemployment and social security costs, were approximately $6,597,000 during 2007. This allocation is included in the reimbursement to HLA described in Note 5.

Eligible registered representatives of the Company are able to participate in the Woodbury Financial Services, Inc. General Agents' and Writing Agents' Deferred Compensation Plan (the "Plan"). The Plan was established effective January 1, 1999, and, as a nonqualified plan, is not subject to ERISA. Under the Plan, the Company makes contributions on behalf of eligible registered representatives based upon production levels, which vest over a period of years if future minimum production requirements are met. These contributions are expensed by the Company over the period estimated to approximate the vesting schedule. The contributions are directed to a variety of mutual fund investment options chosen by the eligible participants, and these investments are held by the Company until they are ultimately paid to the participants. Changes in the market value of the investments will increase or reduce the amount of payment to the plan participants and are recognized by the Company in the year which the market value change occurs. At December 31, 2007, the Company had $17,553,356 recorded as an agent deferred compensation liability related to this Plan. The fair value of assets held by the Company at December 31, 2007, was $19,686,110, investment income recorded in 2007 related to these assets was $1,873,028, and unrealized and realized gains were $952,730 during 2007. The difference between the liability and the asset results from the timing of deferred compensation vesting. The Company contributed $2,065,861 to the Plan and expensed $5,275,758 during 2007.

Eligible registered representatives of the Company are able to participate in the Woodbury Financial Services, Inc. Deferred Commission Plan (the "Deferred Commission Plan"). The Deferred Commission Plan was established effective January 1, 2005, and, as a nonqualified plan, is not subject to ERISA. Under the Deferred Compensation Plan, eligible representatives make contributions, which are 100% vested and nonforfeitable, except in the case of involuntary termination. The contributions are directed to a variety of mutual fund investment options chosen by the eligible participants, and these investments are held by the Company until they are ultimately paid to the participants. Changes in the market value of the investments will increase or reduce the amount of payment to the plan participants and are recognized by the Company in the year which the market value changes occur. At December 31, 2007, the Company had $11,447,161 recorded as agent deferred commission liability related to the Deferred Commission Plan. The fair value of the assets held by the Company at December 31, 2007, was

$11,053,090, investment income related to these assets was $1,018,598 in 2007 and unrealized and realized gains were $26,854 during 2007. The difference between the liability and asset results from timing of the deferred contribution into the mutual fund investment options as the deferral for the current month is invested in the following month. The participants contributed $4,546,881 to the Deferred Commission Plan and the Company expensed $1,045,452 related to market value appreciation during 2007.

7. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital.

In February 2007, upon Financial Industry Regulatory Authority, Inc.'s approval, the Company became a Fully Computing broker-dealer. As such, the Company is no longer exempt from SEC Rule 15c3-3 under paragraph k(2)(i) (see Note 8).

As a result, the Company also changed from the Basic filing method to the Alternative filing method. Under such provisions, the net capital requirement is the greater of $250,000 or 2% of aggregated debits.

At December 31, 2007, the Company's net capital of $11,404,304 was $11,154,304 in excess of the required net capital.

8. RESERVE REQUIREMENTS

Rule 15c3-3 of the Securities Exchange Act of 1934 specifies when broker-dealers carrying customer accounts may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers. At December 31, 2007, the Company had a balance of $250,000 in the special reserve account and had a requirement to have a balance of $10,546.

9. INCOME TAXES

Income tax provision for the year ended December 31, 2007, consists of the following:

Federal:

Current benefit	$ (7,125,290)
Deferred provision	7,316,991
Income tax provision	$ 191,701

The income tax provision of $191,701 represents true ups in the current year related to prior year tax positions.

The Company's net deferred tax asset recorded on the statement of financial condition is made up of a deferred tax asset of $96,963,548 and a deferred tax liability of $1,401,511. The significant components of the Company's net deferred tax asset as of December 31, 2007, result from differences between the tax basis and book basis of items such as goodwill, deferred compensation and commissions and the existence of alternative minimum tax credit carryforwards. The Company has not recorded a valuation

allowance for its deferred tax assets because management believes that it expects to realize the benefits of the assets through its tax-sharing agreement with The Hartford.

10. CONTINGENT LIABILITIES

The Company is a defendant in various lawsuits incidental to their business. Pursuant to the Stock Purchase Agreement entered into between Assurant (formerly known as Fortis, Inc.) and The Hartford dated January 25, 2001, Assurant agreed to indemnify The Hartford for liabilities arising from acts that occurred prior to The Hartford's purchase of the Company. Since Assurant has agreed to manage the individual lawsuits as well as directly pay any associated settlements, management of the Company has not established an accrual for the potential liability in the financial statements. In the opinion of management, any liability resulting from such proceedings and any other litigation subsequent to The Hartford's purchase of the Company would not have a material adverse effect on the Company's financial position or results of operations.

******

SUPPLEMENTAL SCHEDULES

WOODBURY FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007

TOTAL STOCKHOLDER'S EQUITY	$ 146,323,490
DEDUCTIONS AND/OR CHARGES — Non-allowable assets:	
Receivable from affiliates	11,333,361
Deferred tax asset	95,562,037
Receivable from unaffiliated companies	4,517,127
Goodwill	9,698,545
Intangible assets	724,770
Other assets	7,574,448
	129,410,288
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	16,913,202
HAIRCUTS ON SECURITIES	5,508,898
NET CAPITAL	11,404,304
MINIMUM CAPITAL REQUIRED (the greater of $250,000 or 2% of aggregate debits)	250,000
EXCESS NET CAPITAL	$ 11,154,304

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of December 31, 2007.

WOODBURY FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007

CREDITS —	
Free credit balances and other credit balances in customers' security accounts	$ 10,546
DEBITS	-
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ 10,546
Total cash or qualified securities held in a "Special Reserve Bank Account" for the exclusive benefit of customers	$ 250,000

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of December 31, 2007.

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

February 27, 2008

To the Board of Directors and Stockholder of
Woodbury Financials Services, Inc:

In planning and performing our audit of the consolidated financial statements of Woodbury Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 27, 2008), in accordance with auditing standards generally accepted in the United States of America and in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did review the practices and procedures followed by the Company in making quarterly security examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 and in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, but the Company did not carry any securities accounts for customers at the quarterly count date or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

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